Exhibit 4.2

LONG-TERM INCENTIVE PLAN No. 6

This Long-Term Incentive Plan No. 6 sets forth the rules applicable to the voluntary and revocable implementation of a long-term incentive plan to key-personnel of Zenvia Inc. and its subsidiaries (Zenvia Inc. and each controlled subsidiary referred to individually as “Zenvia Group Company” and jointly as “Zenvia Group”), to be paid in Class A common shares issued by Zenvia Inc. or in cash, as defined herein (“LTIP 6”).

Section 1 –    Defined Terms

1.1. In addition to the terms defined throughout this LTIP 6, the terms in capital letter below shall have the meanings ascribed to them hereinafter:

“Restricted Shares”

means a certain number of Class A common shares issued by Zenvia Inc. to be delivered to the Participants, pursuant to the terms and conditions set forth in this LTIP 6 and the relevant Granting Agreement.

“Board of Directors”	means the Board of Directors of Zenvia Inc.
“Granting Agreement”

means the Granting Agreement entered into by and between a Zenvia Group Company and the Participant, setting forth the inclusion of the Participant in LTIP 6 and, when applicable, the specific terms and conditions of the rights provided by this LTIP 6 to that Participant.

“Granting Base Date”	means January 1, 2024, regardless of the date of execution of the Granting Agreement by the Participant, with due regard to the deadlines set forth in this plan.
“Participants”	means the Eligible Professionals to be defined by the Board of Directors to take part in the LTIP 6.
“Vesting Period”	means the period of thirty-six (36) months following the Granting Base Date.
“Strategic Employees”

means the Employees occupying Grade 16 to 22 positions who, according to the assessment and designation of the Board of Directors, (i) perform roles critical to the Zenvia Group, with great impact to the business, and/or (ii) for which roles one may not easily find qualified substitutes available in the market.

Zenvia Inc.

means Zenvia Inc., a company duly organized and existing under the laws of the Cayman Islands, headquartered at Georgetown, Church Street, Ugland House, PO Box 309, Zipcode KY1-1104, which shares are authorized for trade in NASDAQ Stock Exchange (NASDAQ: ZENV).

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Section 2 –    Premises of the Plan

2.1. The premises of this LTIP 6 are the following:

a.	The LTIP 6 shall be applicable to the Participants of the Zenvia Group Companies, upon approval by the Board of the Directors and any other required corporate approvals;

b.

Joining the LTIP 6 is voluntary and shall be formalized through the signature of the respective Granting Agreement by the Participant and Zenvia or the Zenvia Group Company to which the Participant is associated on the Granting Base Date;

c.

The amount of Class A common shares of Zenvia Inc. to be issued under this LTIP 6 shall not exceed two million three hundred thousand (2,300,000). In case of splitting or reverse splitting of shares issued by Zenvia Inc., the threshold shall be automatically adjusted in the same ratio of such splitting or reverse splitting.

d.

The rights derived from this LTIP 6 assigned to the Participants are strictly personal and shall not be assigned or transferred for any reason, except for legitimate and/or testamentary heirs in case of the Participant’s demise, pursuant to this LTIP 6; and

e.

Joining this LTIP 6 shall not impair the receipt by Participants of possible short-term incentives, such as annual bonuses or profit-sharing plans of the Zenvia Group Company to which they are associated, or of other long-term incentives that have already been or will be granted to Participants by said Zenvia Group Company.

Section 3 –    Eligibility

3.1. The following employees and officers shall be eligible to join the LTIP 6: (i) those occupying the position of CEO, VP, Executive Officer, Business Line Owner (BLO), Senior Manager, Manager, Advisor or Consultant in a Zenvia Group Company on the Granting Base Date, (ii) Strategic Employees, or (iii) those who are hired or promoted to the positions described in item “(i)” above or defined as Strategic Employees within six (6) months from the Granting Base Date (except for specific cases defined by the Board of Directors) (“Eligible Professionals”). No Eligible Professional shall be granted a sure, certain, or acquired right to be selected to join the LTIP 6. The Board of Directors shall choose the Participants among the Eligible Professionals.

3.1.1. The number of Strategic Employees eligible to join the LTIP 6 shall be limited to ten percent (10%) of the total number of Eligible Professionals under LTIP 6 associated with the Zenvia Group qualified as Eligible Professionals to LTIP 6 in addition to Coordinator and Specialist.

3.2. The Participant that wishes to join the LTIP 6 to which they have been elected shall enter into the respective Granting Agreement within the term determined by this plan. The execution of the Granting Agreement shall entail express, irrevocable, and irreversible acceptance by the Participant of all the terms of this LTIP 6, to which the Participant is bound to comply.

3.3. The payment of Restricted Shares to Participants in the context of this LTIP 6 shall be subject to the maintenance of the employment or contractual relationship between the Participant and the Zenvia Group Company during the Vesting Period (except for the provision of Section 6.2 below), in addition to the fulfillment of all other applicable obligations and conditions set forth in this LTIP 6. The execution of the Granting Agreement and the election to join this LTIP 6 do not guarantee the Participants any rights over the Restricted Shares and do not represent a guarantee to receive them and constitute a mere expectation of a right. Until the ownership of the shares issued by Zenvia Inc. is effectively transferred to the Participant, the Participant shall have no shareholder rights or privileges, including, without limitation, voting rights or rights to receive dividends in relation to the shares.

Section 4 –    Granting Methodology

4.1. On the Granting Base Date, Participants shall be granted the right to receive, upon completion of the Vesting Period and the fulfillment of the other conditions set forth in this LTIP 6, as well as the execution of the Granting Agreement, a certain number of Restricted Shares, calculated according to the criteria described in the following sections.

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4.1.1. The number of Restricted Shares attributed to each Participant shall be calculated by multiplying the Participant’s monthly gross base salary as of January 2023 (without any additional amounts, labor reflexes or benefits) by the multiple applicable to said position, pursuant to the table below:

Position	Grade	Maximum Salary Multiple
CEO	27	10
Executive Officer (C-Level)	23-25	10
Officer	20-24	6
Senior Manager / Advisor	21	3
Manager / Consultant	20	1
Strategic Employee	16-19	1

4.1.2. The maximum multiples set forth in the table above are exclusive to this LTIP 6, i.e., not necessarily applicable to future plans, and are applicable to Participants holding their respective positions on the Granting Base Date and that, therefore, are able to fully complete the Vesting Period.

4.1.2.1. Those who become Eligible Professionals pursuant to item “(c)” of Section 3.1 above shall have their effective multiple calculated using the following formula:

Effective Multiple = Position Maximum Multiple x Effective Vesting ÷ Total Vesting

Where:

“Position Maximum Multiple” means the maximum multiple applicable to the position of the Participant, pursuant to the table above;

“Total Vesting” means thirty-six (36) months; and

“Effective Vesting” means the number of months of the Vesting Period to be effectively fulfilled by the Participant.

As an example, an Officer (whose Position Maximum Multiple is 9) hired or promoted to said position three (3) months following the Granting Base Date shall have an Effective Vesting of thirty-three (33) months, thus its Effective Multiple shall be calculated as follows:

Effective Multiple = 9 x 33 ÷ 36

Effective Multiple = 8,25

4.1.2.2. For the calculation of the Effective Vesting in the context of this LTIP 6, the following shall be observed: (i) for professionals hired and/or promoted up to the 15th (fifteenth) day of each month, the whole month shall be considered, and (ii) for professionals hired and/or promoted after the 15th (fifteenth) day of each month, only the subsequent month onwards shall be considered.

4.1.3. The Base Amount calculated in Brazilian Reais pursuant to the Sections above shall be converted into Restricted Shares, considering that (i) the per Restricted Share value amounts to R$ 5.64179128709677 (US$1.13896774193548), which corresponds to the arithmetic average of the closing prices of Zenvia Inc. Class A common shares in the NASDAQ Stock Exchange in the ninety (90) trading days prior to the Granting Base Date, and (ii) the conversion rate of BRL 4.95342500000000 per dollar, which corresponds to the arithmetic average of the PTAX-Venda Rate within the same period, as published by the Central Bank of Brazil.

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4.1.4. Notwithstanding the provisions throughout this document, it is hereby established that, at the end of the Vesting Period, the Board of Directors may, at its sole discretion, determine the payment of Restricted Shares to Participants in the following ways, subject to the provisions of Section 4.2 below of the main document above, and that the total payment of the Restricted Shares shall be made within sixty (60) calendar days from the end of the Vesting Period: (i) by delivering the amount of Class A common shares corresponding to the Restricted Shares to which they are entitled, calculated according to Section 4.1.3 above; (ii) by paying the amount in Brazilian Reais equivalent to the total value of the Restricted Shares on the day of termination of the Vesting Period, based on the closing price of the trading session of NASDAQ Stock Exchange held on such day (or, if there was no trading session, the immediately preceding business day), converted by the PTAX-Sale Rate of closing of the same day, as published by the Central Bank of Brazil; or (iii) by a mix between options "(i)" and "(ii)" above. In any case, the total payment of Restricted Shares will be made within sixty (60) calendar days from the end of the Vesting Period.

4.2. Taxes. The Zenvia Group Company and the Participant shall each be liable for the taxes levied on the operations set forth in this LTIP 6 attributed by the applicable law. If required by the applicable law, the Zenvia Group Company shall withhold the taxes owed by the Participant and pay the amount of Restricted Shares net of said taxes. For clarity’s sake, when the Zenvia Group Company withholds at source the taxes owed by the Participant and the payment of Restricted Shares is carried out by means of the delivery of Class A common shares issued by Zenvia Inc., the number of shares delivered to the Participants shall correspond to the amount of the Restricted Shares net of the value of the withheld taxes.

4.3. Restrictions on Trading. The Class A common shares issued by Zenvia Inc. delivered to the Participants in the context of this LTIP 6 may not be transferred or assigned to third parties, whether free of charge or not, in private negotiation or stock market, for a period of one hundred and eighty (180) days following its definitive delivery to said Participant, except if (i) said shares have been duly registered for trading with the Securities and Exchange Commission (“SEC”), or (ii) the applicable legislation provides a specific waiver allowing the transference or assignment of such shares without its registration with the SEC. In any case, the trade of such Class A common shares shall be subject to the provisions of the Zenvia Group Policies and Procedures for Trading in Securities.

4.3.1. Notwithstanding the provision above, when the payment of Restricted Shares involves the delivery of shares issued by Zenvia Inc. to the Participants, the Board of Directors may (i) establish and disclose fixed terms for the Participants to receive the shares to which they are entitled, (ii) establish at any time, additional restrictions for the receipt of shares in dates that precede the disclosure of material facts, including dates that precede the closing of the fiscal year and the publishing of financial statements and quarterly or annual results, decisions of capital increase, dividends distributions, distribution of bonus shares, share splits and the publishing of the respective public notices thereto, as well as other dates in which the Board of Directors deems the temporary suspension of the delivery of shares to Participants to be reasonable, and (iii) determine that the sale of Class A common shares received by the Participants in the context of this LTIP 6 be carried out according to a sale plan to be established in agreement between the Participant and Zenvia Group’s Investor Relations Office, in order to avoid a negative impact on the price of the Zenvia Inc. shares.

Section 5 –    Specific Conditions and Amendments

5.1. The Board of Directors shall be entitled, in specific cases, to (i) reduce the Vesting Period or dismiss the fulfillment of the Vesting Period by the Participant, (ii) reserve repurchase options and/or pre-emption rights to Zenvia Inc. in relation to Class A common shares issued in the context of this LTIP 6, (iii) amend (including with regard to the formula set forth in Section 4 above) or, as applicable, extinguish this LTIP 6 before the end of the Vesting Period in order to preserve the financial stability of the Zenvia Group.

5.2. Any amendments to the SEC and NASDAQ Stock Exchange regulations applicable to Zenvia Inc. or to a Zenvia Group Company, as well as to any other material legislative or case-law amendments related to public companies, to labor laws and/or to the tax effects of the grant of restricted shares to employees under incentive plans, in Brazil, in the Cayman Islands or in any jurisdiction in which the Zenvia Group conducts business, may lead to the complete or partial revision or extinction of this LTIP 6.

5.3. Notwithstanding the provisions of Sections 5.1 and 5.2 above, this LTIP 6 may be updated, amended, reviewed, or cancelled at the sole discretion of the Board of Directors without the approval of the Participants, provided that any rights acquired upon completion of the Vesting Period shall be preserved.

Section 6 –    Termination of a Participant’s Agreement; Suspension and Loss of Rights

6.1. If any Participant, prior to the completion of the Vesting Period (i) is dismissed or removed from its position with cause, (ii) voluntarily retires, or (iii) quits or resigns his/her respective position by personal initiative, said Participant shall lose the right to receive the Restricted Shares to which they would be entitled to in the context of this LTIP 6.

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6.2. If any Participant, prior to the completion of the Vesting Period, (i) is dismissed or removed from its position without cause, (ii) is stricken with supervenient civil incapacity or retires due to invalidity, or (iii) deceases, the right of said Participant to receive the Restricted Shares shall be preserved (or of its legal and/or testamentary heirs, as applicable in case of demise), proportionally to the period of the Vesting Period effectively completed from the execution of the respective Granting Agreement to the date of the termination, being ascertained that the other rules applicable to the calculation of the amount of Restricted Shares to be delivered and the applicable trade restrictions set forth in this ILP 5, as well as the provisions of Section 6.5 below. For clarity’s sake, if one of the events listed in this Section occurs after at least twelve (12) months following the Grant Base Date, the Participant (or, as the case may be, his lawful and/or testamentary heirs) shall be eligible to receive one hundred percent (100%) of the Restricted Shares to which he would be entitled, but the payment of such Restricted Shares shall occur only after the end of the Vesting Period, pursuant to this LTI 5.

6.3. For the purpose of this LTIP 6, “Cause” means (i) any of the causes set forth in Article 482 of the Brazilian Consolidation of Labor Laws, (ii) proven violation (a) of material duties and obligations set forth in the employment agreement or in the service agreement of the Participant, pursuant to the applicable law, (b) of the Memorandum and Articles of Association of Zenvia Inc., the bylaws or articles of association of the Zenvia Group Companies, as applicable, and of Zenvia Group applicable corporate policies, especially (but without limitation) the Zenvia Group’s Code of Ethics and Conduct and Anti-Corruption and Anti-Bribery Policy, and (iii) first instance conviction for the practice of any crimes set forth in Brazilian law.

6.4. If any of the facts listed above take place after the end of the Vesting Period, the rights granted to the Participants in the Context of this LTIP 6 shall not be modified, except in case of a just cause dismissal due to a fact which has provenly taken place before the end of the Vesting Period.

6.5. The granting of the rights derived from this LTIP 6 shall be immediately suspended in relation to any Participant that becomes formally investigated, indicted, cited, or summoned in investigative, administrative, or judicial proceedings aimed at ascertaining the practice of illegal acts by the Participant involving a Zenvia Group Company or any crimes set forth by the applicable law. The suspension shall be lifted upon definitive absolution of the Participant.

6.6. In case of demise or supervenient civil incapacity of the Participant, notwithstanding the moment it takes place, the payment of the Restricted Shares to which the Participated is entitled shall be carried out to the legitimate person that provenly represents interests of the Participant’s estate. If proof is not presented within one (1) year following the date of the agreement termination event, the rights of the Participant to the Restricted Shares issued under this LTIP 6 shall be lost.

Section 7 –    Term

7.1. This LTIP 6 shall be in effect for an indeterminate term.

Section 8 –    Execution of the Granting Agreement

8.1. The Granting Agreement must be signed by the Participant within five (5) business days of its receipt. If the signature does not occur, the Grantor may, at its sole discretion, withdraw the appointment of the delinquent Eligible Professional as a Participant.

Section 9 –    Miscellaneous

9.1. Any cases not covered by this LTIP 6 shall be regulated by the Board of Directors.

9.2. If, for any reason, any provision of this LTIP 6 is deemed to be invalid, illegal, or ineffective, the invalidity, illegality and ineffectiveness shall be restricted to such disposition, and the validity, legality, and effectiveness of the remaining provisions of this LTIP 6 shall not be affected in any way.

9.3. This LTIP 6 shall be governed and interpreted pursuant to the laws of the Cayman Islands. Any disputed between Participants and a Zenvia Group Company regarding this LTIP 6 shall be resolved pursuant to the Granting Agreement.

9.4. The existence of this LTIP 6 or of the Granting Agreements shall not prevent or undermine any operation involving, directly or indirectly, whether free of charge or not, totally or partially, shares issued by Zenvia Inc. or any Zenvia Group Company (including, without limitation, corporate restructuring operations such as transformation, incorporation, merger, demerger or transference of share interest, with or without change of control, or delisting), and carrying out said operations shall not depend on prior or latter approval by any Participant.

9.5. No provision of this LTIP 6 shall be construed as granting any rights to the Participants other than those expressly set forth herein, nor shall it grant the Participants any rights regarding tenure as officers or employees, independently of position or role, nor shall it interfere in any way with the right of any Zenvia Group Company to terminate at any time its relationship with the Participant.

(Approved by the Board of Directors of Zenvia Inc.
pursuant to the resolution executed on January 25, 2024)

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